UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Cardima, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

14147M403
(CUSIP Number)

C/O SRFF LLP. , 61 Broadway,32nd Floor, New York, New York 10006; (212) 930-9700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	457694107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Peter L. Yuan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
China, Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,182,200
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
29,182,200
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,182,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.7% (based on 98,316,311 shares of Common Stock issued and outstanding)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1.  Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the "Common Stock"), of Cardima, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 47266 Benicia Street, Fremont, California, 94538.

Item 2.  Identity and Background

(a) This statement is being filed jointly by Peter L. Yuan (“Yuan”) (the “Reporting Person”).

(b) The business address of the Reporting Person is NN 65, Tomson Villa, 1 Long Dong Avenue, Pu Dong, Shanghai, China.

(c) Yuan is engaged in the business of making investments.

(d) and (e). During the last five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which Reporting Person was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

On October 3, 2007, Cardima, Inc. (the “Company”) entered into a Debt Settlement Agreement (the “Settlement Agreement”), with Apix International Limited (“Apix”). The terms of the Settlement Agreement required the Company to issue an aggregate of 88,000,000 million shares of the Company’s common stock to Apix in settlement of an outstanding balance of $17,661,055 and 20,340,000 warrants owed to Apix by the Company. Of those 88,000,000 shares, 29,182,200 were issued to Peter L. Yuan on October 24, 2007.

Item 4.  Purpose of Transaction

The Reporting Person acquired the securities referred to in this Schedule 13D for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Depending on market conditions and other factors, the Reporting Person may purchase additional shares of Common Stock in the open market or in private transactions. Subject to the availability of Common Stock at prices deemed favorable by the Reporting Person, the Reporting Person's liquidity, the financial condition and results of operations of the Company, and general economic and market conditions prevailing at the time, the Reporting Person reserve the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

Item 5.  Interest in Securities of the Issuer

Peter L. Yuan currently beneficially owns 29,182,200 shares of common stock of the Issuer, which represents 29.7% of the Issuer’s common stock based on 98,316,311 shares of common stock issued and outstanding. Yuan has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

Except as set out above, the Reporting Person has not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Peter Yuan does not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit Number	Description
99.1	Debt Settlement Agreement dated October 3, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 7, 2008

/s/ Peter Yuan____________________________________
Peter Yuan